                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                       The SABRE Group Holdings, Inc.
                    ------------------------------------
                              (Name of Issuer)

                    Class A Common Stock, $.01 Par Value
                    ------------------------------------
                       (Title of Class of Securities)

                               785905 10 0
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 5 Pages

CUSIP No. 785905 10 0                 13G                 Page  2  of  5  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification Nos. of Above
     Person

     AMR Corporation
     EIN 75-1825172
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              107,374,000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              107,374,000
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     107,374,000
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     82.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

    (a)  The name of the Issuer is The SABRE Group Holdings, Inc.

    (b) The address of the Issuer's principal executive office is 4255 Amon Carter Boulevard, Mail Drop 4204, Fort Worth, Texas 76155.

ITEM 2.

    (a) This statement on Form 13G (this "Statement") is being filed by AMR Corporation ("AMR").

    (b) The address of AMR's principal business office is 4333 Amon Carter Boulevard, Mail Drop 5675, Fort Worth, Texas 76155.

    (c)  AMR is a Delaware corporation.

    (d) This Statement relates to the Class A Common Stock, $.01 par value ("Class A Common Stock"), of the Issuer.

    (e)  The CUSIP number for the Class A Common Stock is 785905 10 0.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

    Not Applicable.

ITEM 4.  OWNERSHIP

    (a) As of December 31, 1996, AMR owned 107,374,000 shares of Class B Common Stock, $.01 par value ("Class B Common Stock"), of the Issuer, which are convertible at AMR's option into 107,374,000 shares of Class A Common Stock.

    (b) If fully converted into Class A Common Stock, the 107,374,000 shares of Class B Common Stock owned by AMR would represent 82.1% of all outstanding shares of Class A Common Stock.

    (c) (i) AMR has sole power to vote or to direct the vote of 107,374,000 shares of Class B Common Stock and, upon full conversion, would have the sole power to vote or to direct the vote of 107,374,000 shares of Class A Common Stock.

                                Page 3 of 5 Pages

         (ii) AMR does not share power to vote or to direct the vote of any shares of Class A Common Stock.

        (iii) AMR has sole power to dispose or to direct the disposition of 107,374,000 shares of Class B Common Stock and, upon full conversion, would have the sole power to dispose or to direct the disposition of 107,374,000 shares of Class A Common Stock.

         (iv) AMR does not share power to dispose or to direct the disposition of any shares of Class A Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not Applicable.

ITEM 10. CERTIFICATION

    Not Applicable.

                                Page 4 of 5 Pages

                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 1997                       AMR CORPORATION



                                       By: /s/ Anne H. McNamara
                                           ------------------------------
                                           Anne H. McNamara
                                           Senior Vice President and
                                           General Counsel


                                Page 5 of 5 Pages